UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2023

Commission File Number: 001-41815

ANGLOGOLD ASHANTI PLC
(Translation of registrant’s name into English)

4th Floor, Communications House
South Street
Staines-upon-Thames, Surrey TW18 4PR
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

AngloGold Ashanti plc

(Incorporated in England and Wales)

Registration number: 14654651

LEI No.: 2138005YDSA7A82RNU96

ISIN: GB00BRXH2664

CUSIP: G0378L100

NYSE Share code: AU

JSE Share code: ANG

(“AngloGold Ashanti”)

MARKET RELEASE

ANGLOGOLD ASHANTI PLC COMPLETES THE PRIMARY LISTING OF ITS ORDINARY SHARES ON THE NYSE AND COMMENCES TRADING

(Denver – Market Release) AngloGold Ashanti is pleased to announce that it has today completed its corporate restructuring, with a primary listing of its shares on the New York Stock Exchange (NYSE) and a corporate domicile in the UK. The corporate restructuring was first announced on 12 May of this year and approved by the shareholders of AngloGold Ashanti Limited on 18 August.

“The move of our primary listing to the NYSE provides us with improved access to the world’s largest capital market and places us alongside the industry’s highest-valued gold companies,” said AngloGold Ashanti CEO Alberto Calderon. “This signifies an important new era for AngloGold Ashanti strengthening our corporate infrastructure as we continue to focus on taking performance from our world class asset base to the next level.”

The ordinary shares of AngloGold Ashanti plc commenced trading on the NYSE today, 25 September 2023, maintaining the ticker symbol AU. Trading in the AngloGold Ashanti Limited American Depositary Shares (ADSs) on the NYSE ceased at the close of market on 22 September 2023 and the AngloGold Ashanti Limited ADS program has been terminated with effect from today.

AngloGold Ashanti remains committed to the Johannesburg Stock Exchange (JSE) and A2X Markets (A2X) in South Africa and the Ghana Stock Exchange (GhSE) in Ghana on which it has maintained secondary listings. The ordinary shares of AngloGold Ashanti plc commenced trading on the JSE and A2X on 20 September 2023, maintaining the ticker symbol ANG. The ordinary shares and Ghanaian Depositary Shares of AngloGold Ashanti plc will commence trading on the GhSE, maintaining the ticker symbols AGA and AAD, respectively, on 26 September 2023.

The AngloGold Ashanti group is now headquartered in Denver, Colorado and retains a substantial corporate office in Johannesburg.

ENDS

25 September 2023

Denver

CONTACTS

Media

Andrea Maxey +61 08 9435 4603/ +61 400 072 199 amaxey@anglogoldashanti.com

General inquiries media@anglogoldashanti.com

Investors

Andrea Maxey +61 08 9435 4603/ +61 400 072 199 amaxey@anglogoldashanti.com

Yatish Chowthee +27 11 637 6273 / +27 78 364 2080 yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti plc

By:	/s/ Lizelle Marwick
	Name:	Lizelle Marwick
	Title:	Authorized Signatory

Date: September 25, 2023